Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333 -169751
Dated January 3, 2011

Circle Bancorp’s do-it-yourself public offering raises questions

By Richard Halstead
Marin Independent Journal

Posted: 01/02/2011 06:47:00 PM PST

Novato-based Circle Bank appears to be weathering a financial storm that has been deadly to banks across the country, but some observers question aspects of an ambitious bank expansion plan.

Circle Bancorp has announced plans to grow the bank from its five branches to 15 by raising $20 million to $30 million beginning this month with an initial public offering, unaided by an underwriter.

The move to raise money without an underwriter — an entity that administers public issuance of securities — is unusual for a bank in today’s feeble economy, banking experts say.

James Rockett, a prominent banking lawyer with Bingham McCutchen in San Francisco, said it wasn’t uncommon for banks to go it alone before the economy hit the skids at the end of 2008.

Since then, however, Rockett said, “I’m not familiar with any recent experiences where there were no investment bankers involved. Right now it’s difficult to raise capital.”

Robert Edelstein, a professor and co-director of the Fisher Center for Real Estate and Urban Development at the Haas School of Business at UC Berkeley, said, “Without underwriters — an investment bank acting as the conduit — that would be tricky, very tricky. It takes courage, and you wonder what’s going on.”

But Kit Cole, Circle Bancorp’s chief executive officer, said there’s no mystery about what’s going on.

“This couldn’t be a better time for us to go public, because so many of our peer group are mired down, focusing on digging out or just surviving,” Cole said. “We are healthy. We’ve just sailed right through this bank collapse.”

Indeed, as many banks across the country failed in the recession, Circle Bank continued to post profits and recently chalked up its 45th consecutive profitable quarter. It plans to open a sixth branch in Corte Madera early this year.

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Michael Gaiden, a securities research analyst with Morningstar Inc., an investment research company based in Chicago, said, “This is a firm that posted double-digit returns on equity through one of the worst banking crises in a generation and looks to be very well managed, and for that reason I think it offers some attractive investment prospects.”

Gaiden said the relatively modest size of the offering “makes this quite easily done without formal underwriters.”

He added, however, that due to its small size Circle’s public offering “is outside our formal research purview,” and he couldn’t recommend it as a buy. Gaiden said he does not specialize in analyzing bank stocks; bank analysts at several firms that do specialize in bank stocks declined to comment on the offering.

But Richard Newsom, a retired bank regulator who spent seven years working for the Federal Deposit Insurance Corp., said, “There are a lot of red flags waving in this offering that should frighten potential investors.”

“This bank has a large concentration of credit in high-risk commercial real estate loans and apparently loans secured by collateral interests in Tenants in Common in residential properties,” Newsom said, referring to properties owned by two or more individuals.

“The allowance for loan losses appears of questionable adequacy in relation to the bank’s loan risk concentrations and even in relation to peer banks with more moderate risks.”

According to BauerFinancial Inc., a Florida-based firm that specializes in analyzing bank performance, Circle Bank’s ratio of loan loss reserves to total loans was 1.5 percent as of June 30, lower than the 1.94 percent for its peer group.

Cole said, “Our loan charge-offs are minimal relative to the industry. Not only is there no reason to build our loan loss reserves, we would get criticized for building it too much more.”

Newsom, however, cited one more red flag: “At least two managers have past associations with failed institutions that raise additional concerns.”

In August, Circle Bank hired Chris Lee as its chief loan officer. Lee previously served as director of the commercial real estate division at United Commercial Bank in San Francisco, which regulators shut down in late 2009 due to bad loans and financial reporting misstatements.

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A month before Circle Bank hired Lee, the FDIC’s inspector general issued the results of its investigation of United Commercial Bank. It stated, “The investigation found that various UCB officials misrepresented or omitted relevant loan performance data, altered documents to improve the perception of loan quality, and made other misrepresentations.”

The inspector general’s report also noted that UCB’s board and management failed to control the risks associated with the institution’s rapid expansion, which began in 2002. Closure of UCB cost the FDIC’s insurance fund $1.5 billion.

Regarding Lee’s hiring, Cole said, “We had checked with his references, and his portfolio was clean. That is what is important to us. What’s going on in the rest of the bank is not my business. I don’t really care about it.”

Newsom noted the prospectus makes no mention of the failure of San Rafael-based Tamalpais Bank, which was closed in April 2010 by federal regulators. Tamalpais Bank also expanded rapidly, opening six of its seven branches between 2002 and 2006.

Cole founded San Rafael Thrift & Loan, which later changed its name to Tamalpais Bank, and she served on Tamalpais Bank’s board of directors until 2007. Michael Moulton, Circle Bank’s chief financial officer and senior vice president, joined the bank in September 2009 after leaving Tamalpais Bank, where he was an executive vice president and the chief financial officer.

Morningstar’s Gaiden said he had reviewed Circle Bancorp’s prospectus but was unaware of Tamalpais Bank’s failure or Lee’s former connection with United Commercial Bank.

“That would be concerning and is something that any investor contemplating devoting capital to this venture should research further or question management about,” Gaiden said.

There are four Tenant in Common buildings, totaling more than $1 million among the 14 nonperforming loans Circle Bank reported in its last filing with the Securities and Exchange Commission. Cole said Tenant in Common buildings accounted for 30 percent of the bank’s portfolio as of June 30.

“We don’t expect to see any material loss as we resolve these,” Cole said, regarding the bank’s Tenant in Common properties. “That is because we did the underwriting appropriately.”

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The Circle Bancorp stock is priced at $10.50 share. Cole said an underwriter the bank consulted earlier in the year recommended a lower price, and that is one of the reasons the bank’s board decided to do the offering itself.

“That’s not unusual; we had the same experience with Tamalpais Bank when we took it public,” Cole said. “The investment bankers were suggesting we price it at $ 10, and we priced it at $13. We got the $13 and oversubscribed it.”

Cole and daughter Kimberly Kaselionis, who is Circle Bank’s chief executive, are the principal shareholders in the bank. More than 98 percent of Circle Bancorp’s stock is owned by Shoreline Capital Partners, a California limited partnership headquartered in Mill Valley. Cole Financial Ventures is the general partner of Shoreline Capital and Cole and Kaselionis own 61.5 percent and 12.5 percent, respectively, of Cole Financial Ventures.

Thrift and Loan, changed its name to Novato Community Bank in 1998 and then became Circle Bank in 2003.

Ω Ownership: Wholly-owned subsidiary of Circle Bancorp, which is a holding company. Kit Cole is the chief executive of Circle Bancorp.

Ω  Executive: Kimberly Kaselionis, Kit Cole’s daughter, is chief executive officer.

Ω  Locations: Based in Novato with branches in San Rafael, Novato, Petaluma, Santa Rosa and San Francisco. A sixth branch is under construction in Corte Madera.

Ω  Employment: 56 employees.

Ω  Growth: Grew from $204.7 million in assets at the end of 2006 to $307.6 million in assets as of June 30.

Contact Richard Halstead via e-mail at
 rhalstead@marinij.com

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (415) 898-5400.

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